

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

Christopher Brown
Chief Executive Officer
Neutra Corp.
400 South 4th Street, Suite 500
Las Vegas, NV 89101

      Re: Neutra Corp.
         Registration Statement on Form S-1
         Filed May 21, 2018
         File No. 333-225072

Dear Mr. Brown:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   We note that you are registering 2,000,000 shares of common stock that are issuable upon conversion of a convertible promissory note issued by you in July 2015 to the selling stockholder. However, the note, filed as an exhibit to your registration statement, provides that the entire principal amount, together with accrued and unpaid interest, was due and payable on July 31, 2017, and there is no indication that the repayment date was extended. In addition, Section 5.11 of the note appears to limit the holder's ability to convert the note when the shares issuable upon conversion would cause the holder's beneficial ownership to exceed 4.99% of the number of shares of common stock

outstanding on the conversion date, and the note does not appear to provide for partial conversion as Section 3.01 only provides for the conversion of the "outstanding principal and interest due [thereunder]." Please revise your registration statement to clarify the convertibility status of the promissory note overlying the resale shares.

2. We refer to your language on your registration statement cover page and in footnote 4 to the selling stockholder table that the registration statement covers "any additional shares" of common stock that may become issuable because of "any increase in the public float," as well as "stock split, stock dividend, anti-dilution provisions or similar transaction[s]." Since Rule 416 only permits you to register an indeterminate number of additional shares that may become issuable pursuant to stock splits, stock dividends or similar transactions, please clarify this disclosure. We also note that Section 3.01 of the promissory note states that the conversion price is fixed and not subject to adjustment from forward or reverse stock splits. For guidance, please refer to Securities Act Rules CD&I 213.02, available on the Commission's website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Robert Sonfield